

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via E-mail
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

    Re: **Renewable Energy Group, Inc.**
               Amendment No. 7 to Registration Statement on Form S-1
               Filed November 28, 2011
               File No. 333-175627

Dear Mr. Stroburg:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition . . . , page 42

Critical Accounting Policies, page 52

Valuation of the Company's Equity, page 61

1.   We note your response to comment one in our letter dated November 22, 2011. As previously requested, please expand your disclosure to identify and discuss the significant factors, including any changes to material underlying assumptions you utilized in your discounted cash flow analysis, which contributed to:

- The increase in the fair value of your common stock from $24.28 on July 12, 2011 to the fair value of $33.75 in September 2011; and

- The decrease in the fair value of $33.75 in September 2011 to your estimated IPO price.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-75

Stock-based Compensation, page F-81

2. We note your response to comment 12 in our letter dated November 22, 2011. Please revise your disclosures on page F-81 and page 120 to provide the clarifying information you provided in your response.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Blair White, Esq.
        Pillsbury Winthrop Shaw Pittman LLP